    As filed with the Securities and Exchange Commission on April 18, 2002
                                                     Registration No. 333-84046

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                              Amendment No. 1 to

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                            EURONET WORLDWIDE, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                      Delaware                              74-2806888
           (State or other jurisdiction of               (I.R.S. Employer
           incorporation or organization)             Identification Number)

                            4601 College Boulevard
                                   Suite 300
                             Leawood, Kansas 66211
                                (913) 327-4200
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             CT Corporation System
                                 1633 Broadway
                           New York, New York 10019
                                (212) 664-7666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:

                                James M. Bartos
                              Shearman & Sterling
                                Broadgate West
                                9 Appold Street
                                London EC2A 2AP
                                United Kingdom
                              011 44 20 7655-5000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  SUBJECT TO COMPLETION, DATED APRIL 18, 2002

                                    [LOGO]

                                625,000 Shares

                            EURONET WORLDWIDE, INC.

                                 Common Stock

                               -----------------

   The selling stockholders listed on page 10, not Euronet, will be selling the shares of Euronet common stock offered by this prospectus. We, Euronet, will not receive any of the proceeds from the sale of these shares. We originally issued all of the shares on February 12, 2002 to the selling stockholders in private sales.

   The selling stockholders may sell all or a portion of the shares from time to time on the Nasdaq Small Cap Market and at prices which will be determined by the prevailing market price for the shares. Our shares are listed for trading on the Nasdaq Small Cap Market under the symbol "EEFT". We recently applied to have our shares listed on the Nasdaq National Market. As of April 18, 2002, this application is still pending. On April 17, 2002, the last reported sales price of our common stock on the Nasdaq Small Cap Market was $15.44.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING ON PAGE 3.

   Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is April      , 2002.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                           Page
                                                           ----
                 PROSPECTUS SUMMARY.......................   1

                 RISK FACTORS.............................   3

                 USE OF PROCEEDS..........................  11

                 SELLING STOCKHOLDERS.....................  11

                 PLAN OF DISTRIBUTION.....................  12

                 LEGAL MATTERS............................  13

                 EXPERTS..................................  13

                 WHERE YOU CAN FIND ADDITIONAL INFORMATION  13

                 INCORPORATION BY REFERENCE...............  14

                 FORWARD-LOOKING STATEMENTS...............  14

   You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                              PROSPECTUS SUMMARY

Overview

   We are a leading provider of secure electronic financial transaction solutions. We provide financial payment middleware, financial network gateways, outsourcing, and consulting services to financial institutions, retailers and mobile operators. We operate an independent automated teller machine, or ATM, network of 2,999 ATMs in Europe (and until January 2002 in the United States), which we believe is the only independent ATM network spanning multiple European countries and the largest independently-owned ATM network in Europe. In addition, through our software subsidiary Euronet USA, Inc., we offer a suite of integrated software solutions for electronic payment and transaction delivery systems. We offer comprehensive electronic payment solutions consisting of ATM network participation, outsourced ATM management solutions and software solutions. Our principal customers are banks and other companies such as mobile phone operators that require electronic financial transaction processing services. With nine offices in Europe and two in the United States, we offer our solutions in more than 60 countries around the world.

   The first company in the Euronet group was established in 1994 as a Hungarian limited liability company. We began operations in 1995, setting up a small processing center and installing our first ATMs in Budapest, Hungary. We commenced operations in Poland and Germany in 1995 and 1996, respectively. The Euronet group was reorganized on March 6, 1997 in connection with our initial public offering, and at that time the operating entities of the Euronet group became wholly owned subsidiaries of Euronet Services Inc., a Delaware corporation.

   Until December 1998, we devoted substantially all of our resources to establishing and expanding an ATM network and outsourced ATM management services business in Central Europe (including Hungary, Poland, the Czech Republic, and Croatia) and Germany. On December 2, 1998, we acquired Euronet USA, which was formerly called Arkansas Systems, Inc. Euronet USA is a U.S. company that produces electronic payments systems software for retail banks and is the leading electronic payment software system for the IBM A/S 400 platform. As a result of this acquisition, we were able to offer a broader and more complete line of services and solutions to the retail banking market than ATM processing and managment. This expanded service includes software solutions related not only to ATMs, but also to point-of-sale, credit and debit card operations and internet and PC banking. We have invested in software research, development and delivery capabilities and have integrated our ATM business and software business. These two complementary businesses present strong cross selling opportunities within our combined customer base and new opportunities to leverage the core infrastructure and software to provide innovative value-added e-commerce products and services.

   Since 1999 we have expanded our presence to Western Europe and in particular the United Kingdom. As of December 31, 2001, we operated 567 ATMs in the United Kingdom. We changed our name from Euronet Services Inc. to Euronet Worldwide, Inc. in August 2001.


   We currently operate in two principal business segments. The first is the "Processing Services Segment," which comprises our proprietary ATM network, outsourced management of ATMs for banks and various new processing services that we provide for banks and mobile phone companies through our ATM network and managed ATMs, such as mobile phone recharge services. Our second principal segment is the "Software Solutions Segment," which provides transaction processing software solutions to banks that permit them to operate ATMs and point-of-sale terminals and process financial transactions from those devices and the internet.

   In 2001 our total revenues were $64.2 million compared to $52.7 million for 2000. We recorded net income of $0.7 million for 2001, as compared to a $49.6 million net loss for 2000, and we generated operating losses of

$6.0 million for 2001 compared to operating losses of $35.4 million for 2000. In addition, after seven consecutive quarters of improvements in earnings before interest, taxes, depreciation, amortization, net foreign exchange gain/(loss), or EBITDA, we achieved positive EBITDA in the second quarter of 2001. In addition, consolidated EBITDA improved by approximately $17 million and operating results improved by approximately $19 million compared to 2000 after the exclusion of non-recurring items of approximately $10.8 million. This $10.8 million consists primarily of asset write-downs of approximately $12 million in 2000 relating to goodwill and other intangible assets associated with past acquisitions, and a non-recurring gain of approximately $1.2 million in 2000 relating to a change in Hungarian law that eliminated a major portion of our liability to the Hungarian government for import taxes on ATM hardware. EBITDA is not a U.S. GAAP measure and should not be considered as an indicator of our operating performance or as an alternative to U.S. GAAP measures of net income/(loss) or to cash flow from operations under U.S. GAAP as a measure of liquidity. Since all companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly titled measures of other companies. The terms excluded from EBITDA are significant components in understanding and assessing our financial performance.

   While we earned approximately $2.3 million in revenues in 2001 from providing ATM processing and monitoring to banks located in the United States, we do not currently view the U.S. as a growth market for our ATM services. Because of this and the attractiveness of the sale price we obtained ($6.8 million), we sold our U.S. ATM processing company to ALLTEL Information Services, Inc. on January 4, 2002. Our U.S. ATM processing company was named EFT Network Services LLC and operated under the trade name "DASH". DASH processed transactions from approximately 400 ATMs in the U.S. but did not own any ATMs. Therefore, no ATMs were sold in this transaction. We initially expected to record a pre-tax gain of approximately $5.9 million related to the DASH sale. We have adjusted this pre-tax gain to $4.8 million principally because of an income charge related to acceleration of options, and also because of additional charges incurred against the price.
Strategy

   We believe that the expansion and enhancement of our ATM network, both in existing markets and new markets, will remain a core business strategy. In addition, we plan to grow our business in the future by generating more transactions globally. We intend to increase transaction volume through the following strategies:

    . by increasing the number of touchpoints, such as ATMs, point-of-sale devices, the internet and mobile devices, through which people can use our services and solutions,

    . by creating more types of value-added transactions, such as electronic bill payment transactions that allow customers to pay bills, transfer funds and access their accounts through our touchpoints, and electronic recharge transactions that allow mobile phone users to pay bills or recharge prepaid phone cards through our touchpoints,

    . by entering new less-developed markets where the potential demand for our services and solutions is high, and

    . by maintaining our focus on the development of outsourced management solutions to take advantage of the trends we see in the banking industry towards the outsourcing of their non-core activities.

   We believe that as a result of our past experience in these areas we will be well-positioned to take advantage of the opportunities to increase transaction volumes and grow our business.

                                 RISK FACTORS

   An investment in the shares of our common stock involves a high degree of risk. Accordingly, prospective purchasers should consider carefully all of the information in this prospectus and in the documents incorporated by reference into this prospectus, in particular, the risks described below, prior to making any investment decision. This prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those described below and elsewhere in this prospectus.

We have incurred net losses for almost all of our operating history. We may continue to generate net losses for the foreseeable future while we concentrate on expansion of our business.

   For the year ended 2001, we had net income of approximately $0.7 million and for the years ended 2000 and 1999, we had net losses of approximately $49.6 million and $30.9 million respectively. This results in an aggregate net loss of approximately $79.8 million for the period 1999 through 2001. Our results have progressively improved and we generated a small operating profit for the first time in the fourth quarter of 2001. Nonetheless, we could generate operating losses again while we continue to concentrate on expansion of our business and increasing our market share. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service or working capital requirements.

We have subtantial indebtedness that as of December 2001 exceeded our assets by close to $8 million, and we will need a substantial increase in cash flows in order to continue to be able to meet our debt service obligations.

   We have substantial indebtedness. As of December 31, 2001, our total indebtedness was approximately $69.1 million and our total assets were approximately $61.4 million. We incurred this indebtedness in part as a result of our issuance of certain 12 3/8 % senior discount notes that fall due on July 1, 2006. We have not been required to make interest payments under these notes to date, but interest payments will become due beginning on January 1, 2003.

   On January 4, 2002, we sold assets of EFT Network Services LLC, resulting in net proceeds to us of about $6.5 million. We believe the proceeds of this asset sale, together with the net proceeds we received from the private sale of the common stock to the selling stockholders and our cash flows from operations, will be sufficient to fund our operating losses, debt service requirements and capital expenditures not otherwise financed associated with our expansion plans.

   However, if the opportunity of a strategic acquisition arises or if we enter new contracts requiring more rapid installation or servicing of ATM machines than anticipated, we may require additional financing for these purposes and to fund our working capital needs. This additional financing may be in the form of additional indebtedness which would increase our overall leverage.

   The level of our indebtedness could have important consequences to investors, including the following:

    . we must substantially increase our net cash flow to meet our outstanding debt service obligations and to fund adequately our planned capital expenditures and operations,

    . our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited or financing may be unavailable,

    . a substantial portion of our cash flows must be dedicated to the payment of principal and interest on our indebtedness and other obligations and will not be available for use in our business,

    . our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate, and

    . our high degree of indebtedness will make us more vulnerable to changes in general economic conditions and a downturn in our business, thereby making it more difficult for us to satisfy our obligations.

   In addition, if we fail to make required debt payments, or if we fail to comply with other covenants in our debt service agreements, we would be in default under the terms of these agreements. This would permit the holders of the indebtedness to accelerate repayment of this debt and could cause defaults under other indebtedness that we have.

A lack of business opportunities or financial resources may impede our ability to continue to expand at desired levels, and our failure to expand operations could have an adverse impact on our financial condition.

   Our expansion plans and opportunities are focused on three separate areas: our network of owned and operated ATMs, outsourced ATM management contracts and software.

   The continued expansion and development of our ATM business will depend on various factors including the following:

    .  the demand for our ATM services in our current target markets,

    . the ability to locate appropriate ATM sites and obtain necessary approvals for the installation of ATMs,

    .  the ability to install ATMs in an efficient and timely manner,

    .  the expansion of our business into new countries as currently planned,

    . entering into additional card acceptance and ATM management agreements with banks,

    .  the ability to obtain sufficient numbers of ATMs on a timely basis, and

    .  the availability of financing for the expansion.

   We carefully monitor the growth of our ATM networks in each of our markets, and we accelerate or slow down growth depending on local market conditions such as variations in the transaction fees we receive, competition, overall trends in transaction levels and performance of individual ATMs. During 2002, we plan to expand our own ATM network in the UK, where we plan to install approximately 300 additional ATMs by the end of the year. Additionally, in Poland we expect to take over approximately 100 ATMs from one of our bank customers. We also expect to roll out an additional 70 ATMs in the Czech Republic, where an increase in the transaction fees we receive supports expansion. We may also make smaller additions to the number of our owned ATMs in other markets.

   We cannot predict the increase during 2002 in the number of ATMs we manage under outsourcing agreements, because this depends largely on the willingness of banks to enter into outsourcing contracts with us. Banks are very careful in negotiating these agreements and the process of negotiating and signing outsourcing agreements typically takes six to twelve months. These agreements tend to cover large numbers of ATMs, so significant increases and decreases in our pool of managed ATMs could result from signature or termination of these management contracts.

   We do not expect to expand our software business significantly in 2002. The expansion of our software business will depend primarily upon the demand for our software products, including in particular our core electronic financial transaction processing product, ITM. This product is platform dependent, and runs only on the IBM A/S 400 platform. Although the IBM A/S 400 is a popular platform for banks, it may not continue to be in the future as new technology develops. In addition, our product is a relatively inexpensive software package targeted at banks with smaller transaction processing networks. As consolidation occurs in the banking industry in developed countries, demand for this product may fall.

   We expect to spend between $8 million and $11 million on fixed asset purchases to implement our expansion plans and necessary upgrades or modifications of our processing system in 2002. We expect to use cash on hand and cash flows from operations and to potentially obtain lease financing to fund these expenses.

   In addition, our continued expansion may involve acquisitions which could divert our resources and management time and require integration of new assets with our existing networks and services. Our ability to manage our rapid expansion effectively will require us eventually to expand our operating systems and employee base. An inability to do this could have a material adverse effect on our business, growth, financial condition or results of operations.

The level of transactions on our ATM networks is subject to substantial seasonal variation, which may cause our quarterly results to fluctuate materially and create volatility in the price of our shares.

   Our experience is that the level of transactions on our networks is subject to substantial seasonal variation. Transaction levels have consistently been much higher in the last quarter of the year due to increased use of ATMs during the holiday season. There is a drop in the level of transactions in the first quarter, during which transaction levels are generally the lowest we experience during the year. As an example, transactions in the first quarter of 2001 were approximately 11% lower over our entire network than in the second quarter. Transactions in the fourth quarter of 2001 were approximately 4% higher over our entire network than in the third quarter. Since revenues of the "Processing Services Segment" are primarily transaction based, this segment is directly affected by this seasonality. As a result of these seasonal variations, our quarterly operating results may fluctuate materially and could lead to volatility in the price of our shares.

Our stability and growth depend on maintaining the card acceptance and ATM management agreements we have with banks and international card organizations, and on securing new arrangements for card acceptance and ATM management.

   The stability and future growth of our ATM business depend in part on our ability to sign card acceptance and ATM management agreements with banks and international card organizations. Card acceptance agreements allow our ATMs to accept credit and debit cards issued by banks and international card organizations. ATM management agreements generate service income from our management of ATMs for banks. These agreements are the primary source of our revenues.

   These agreements have expiration dates and banks and international card organizations are generally not obligated to renew them. In some cases, banks may terminate their contracts prior to the expiration of their terms. We cannot assure you that we will be able to continue to sign or maintain these agreements on terms and conditions acceptable to us or that international card organizations will continue to permit our ATMs to accept their credit and debit cards. The inability to continue to sign or maintain these agreements, or to continue to accept the credit and debit cards of local banks and international card organizations at our ATMs in the future, could have a material adverse effect on our business, growth, financial condition or results of operations.

Retaining the founders of our company and finding and retaining qualified personnel in Europe are essential to our continued success.

   Our strategy and its implementation depend in large part on the founders of our company, in particular Michael Brown and Daniel Henry, and their continued involvement in Euronet in the future. Our success also depends in part on our ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in Central Europe and the other markets where we conduct our business is intense and, accordingly, we cannot assure you that we will be able to continue to hire or retain the required personnel.

   Our officers and some of our key personnel have entered into service or employment agreements containing non-competition, non-disclosure and non-solicitation covenants and providing for the granting of incentive stock options with long-term vesting requirements. However, most of these contracts do not guarantee that these individuals will continue their employment with us. The loss of our key personnel could have a material adverse effect on our business, growth, financial condition or results of operations.

Our operating results depend almost entirely on the volume of transactions on ATMs in our network and the fees we can collect from processing these transactions.

   Transaction fees from banks and international card organizations for transactions processed on our ATMs have historically accounted for a substantial majority of our revenues. This is likely to continue to be the case. Consequently, our future operating results are almost entirely dependent on the following factors:

    .  the increased issuance of credit and debit cards,

    . increased acceptance of our ATM processing and management services in our target markets,

    .  the maintenance of the level of transaction fees we receive,

    .  installation of larger numbers of ATMs, and

    .  continued usage of our ATMs by credit and debit cardholders.

   Although we believe that the volume of transactions in developing countries will tend to increase due to increases in the number of cards being issued by banks in these markets, we anticipate that transaction levels on any given ATM in developing markets will not increase significantly. We can improve the levels of transactions on our ATM network overall by acquiring good sites for our ATMs, eliminating poor locations, entering new less-developed markets and adding new transactions to the sets of transactions that are available on our ATMs. However, we may not be successful in materially increasing transaction levels through these measures.

Developments in electronic financial transactions, such as the increased use of debit cards by customers and pass-throughs of ATM transaction fees by banks to customers, could materially reduce ATM transaction levels and our revenues.

   There are developments in the field of electronic financial transactions that may reduce the amount of cash that individuals need on a daily basis, including the promotion by international card organizations and banks of the use of bank debit cards for transactions of small amounts. These developments may reduce the transaction levels that we experience on our ATMs in the markets where they occur. Banks also could elect to pass through to their customers all, or a large part of, the fees we charge for transactions on our ATMs. This would increase the cost of using our ATM machines to the banks' customers, which may cause a decline in use of our ATM machines and, thus, have an adverse effect on revenues. If transaction levels over our existing ATM network do not increase, growth in our revenues will depend primarily on rolling out ATMs at new sites and developing new markets, which requires capital investment and resources and reduces the margin we realize from our revenues.

We generally have little control over the ATM transaction fees established in the markets where we operate, and therefore cannot control any potential reductions in these fees.

   The amount of fees we receive per transaction is set in various ways in the markets in which we do business. We have card acceptance agreements or ATM management agreements with some banks under which fees are set. However, the bulk of our revenues in most markets derives from "interchange fees" that are set by the central ATM processing switch. The banks that participate in these switches set the interchange fee, and we are not in a position in any market to greatly influence these fees, which may increase or decrease over time. A significant decrease in the interchange fee in any market could adversely affect our results in that market.

   In the United Kingdom, we receive substantially all of our revenues from the "surcharge fee" that we are entitled to charge users of our ATMs. This fee is set by market conditions and has ranged from GBP1 to GBP 1.50 on our network, but typically is GBP 1.50. A decrease in our ability to achieve this level of surcharge fee would adversely affect our results in the United Kingdom. Moreover, this surcharge fee is substantially higher than the interchange fee in the U.K., which allows us to realize more income per transaction in the U.K. than most of our other markets.

   Our aggressive roll-out of ATMs in the United Kingdom during 2001 was based on the ability to surcharge there. Some machines we have installed recently in the United Kingdom had transaction levels that are lower

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

than those of machines installed earlier. This is partially because transaction levels are lower at ATM machines at post office sites and at sites at which cash is replenished by merchants. Although these ATMs are profitable, they are generating returns that are lower than we expected. We are examining a number of responses to this situation, including using lower-cost machines at these sites or reducing our roll-out of machines in the United Kingdom. A decision to reduce our rate of roll-out of ATMs or the continuing weakness of performance of some ATMs could result in a decrease in growth in our revenues and operating income.

Because our business is highly dependent on the proper operation of our computer network and telecommunications connections, significant technical disruptions to these systems would adversely affect our revenues and financial results.

   Our business involves the operation and maintenance of a sophisticated computer network and telecommunications connections with banks, financial institutions and mobile operators. This, in turn, requires the maintenance of computer equipment and infrastructure, including telecommunications and electrical systems, and the integration and enhancement of complex software applications. There are operational risks inherent in this type of business which can result in temporary shut-down of part or all of our processing systems, such as failure of electrical supply, failure of computer hardware and software errors. We operate all of our ATMs other than the ones in Germany through our processing center in Budapest, so any operational problem in Budapest may have a significant adverse impact on the operation of our network generally.

   We have experienced operations and computer development staff and have created redundancies and procedures, particularly in our Budapest processing center, to decrease such risks. However, they cannot be eliminated entirely. Any technical failure that prevents operation of our systems for a significant period of time will prevent us from processing transactions during that period of time and will directly and adversely affect our revenues and financial results.

We have the risk of liability for fraudulent bank card and other card transactions involving a breach in our security systems, as well as for ATM theft and vandalism.

   We capture, transmit, handle and store sensitive information in conducting and managing electronic financial and mobile transactions, such as card information and PIN numbers. These businesses involve certain inherent security risks, in particular the risk of electronic interception and theft of the information for use in fraudulent card transactions. We have incorporated industry standard encryption technology and processing methodology into our systems and software to maintain high levels of security. Although this technology and methodology decrease security risks, they cannot be eliminated entirely as criminal elements apply increasingly sophisticated technology to attempt to obtain unauthorized access to the information handled by ATM and electronic financial transaction networks.

   Any breach in our security systems could result in the perpetration of fraudulent financial transactions for which we may be found liable. We are insured against various risks, including theft and negligence, but our insurance coverage is subject to deductibles, exclusions and limitations that may leave us bearing some or all of any losses arising from security breaches.

   In addition to electronic fraud issues, theft and vandalism of ATMs present risks for our ATM business. We install ATMs at sites that are high flow traffic sites and are exposed to theft and vandalism. Although we are insured against these risks, exclusions or limitations in our insurance coverage may leave us bearing some or all of any losses arising from theft or vandalism of ATMs.

We are required under German law and the rules of financial transaction switching networks in all of our markets to have "sponsors" in order to operate ATMs and switch ATM transactions. Our failure to secure "sponsor" arrangements in any market could prevent us from doing business in that market.

   Under German law, only a licensed financial institution may operate ATMs, and we are therefore required to have a "sponsor" bank before banking authorities to conduct ATM operations there. In addition, in all of our markets, our ATMs are connected to national financial transaction switching networks owned or operated by banks, and to other international financial transaction switching networks operated by organizations such as Citibank, Visa and Mastercard. The rules governing these switching networks require any company sending transactions though these switches to be a bank or a technical service processor approved and monitored by a bank. As a result, the operation of our ATM network in all of our markets depends on our ability to secure these "sponsor"-type arrangements with financial institutions.

   We have been successful in reaching contractual arrangements that have permitted us to operate in all of the markets we have targeted to date. However, we cannot assure you that we will continue to be successful in reaching these arrangements, and it is possible that our current arrangements will not continue to be renewed.

Our competition in the ATM market includes large, well-financed banks and, in the software market, companies larger than us with earlier entry into the market. As a result, we may lack the financial resources and access needed to capture increased market share.

   Our principal competitors for the ATM business in markets outside the United Kingdom include ATM networks owned by banks and regional networks consisting of consortiums of local banks. In the United Kingdom, principal competitors include individual banks operating proprietary ATM networks as well as several independent, non-bank owned ATM networks of varying sizes (ranging up to over 1,000 ATMs). In the United Kingdom, we are encountering direct competition for ATM sites from these other independent networks, which sometimes offer higher amounts of rent for these sites than we do. In the future, large, well-financed companies that operate ATMs such as EDS or American Express may also establish ATM networks in competition with us in various markets. Competitive factors in our ATM business include network availability and response time, price to both the bank and its customers, ATM location and access to other networks. Our competitors may introduce or expand their own ATM networks in the future, which would lead to a decline in the usage of our ATMs.

   There are many companies that offer electronic recharge services for mobile phone airtime in the markets where we do business, particularly through use of point-of-sale terminals. These companies include Sonera Smart Trust, ITG, Hypercom, PreNet, e-Vita and Sicap. We believe that we have a competitive advantage in that we offer recharge solutions on all customer touchpoints, including ATMs, point-of-sale terminals, mobile phones and the internet, and we process the financial transactions associated with the recharge. However, there are relatively few barriers to entry in this business and larger companies that have more financial resources than we do could successfully compete with us based on a number of factors, including price.

   Competitors of our software business compete primarily in the following four areas:

    .  ATM, network and point-of-sale software systems,

    .  internet banking software systems,

    .  credit card software systems, and

    .  wireless banking software systems.

   Currently, our principal competitor with respect to ATM, network and point-of-sale software systems is Applied Communications Inc. based in Omaha, Nebraska, which enjoys a large market share due to its early entry into the financial systems software market and a client base of larger banks and financial institutions. Oasis Software International, based in Toronto, Canada, also competes in the area of ATM, network and point-of-sale software systems. Internet banking software systems competitors include Edify Corporation, a division of S1 Corporation based in Santa Clara, California and Q UP Systems Inc. based in Austin, Texas. Both Edify Corporation and Q UP Systems have started operations during the last decade and specialize in internet banking software systems. Our principal competitor with respect to credit card software systems is PaySys International Inc., based in Orlando, Florida. There are many successful manufacturers of wireless banking software that compete with us in our target markets.

We conduct a significant portion of our business in Central and Eastern European countries, where the risk of continued political, economic and regulatory change that could impact our operating results is greater than in the United States or Western Europe.

   We have subsidiaries in Hungary, Poland, Czech Republic, Romania, Croatia and Indonesia and have operations in other countries in Central Europe, the Middle East and Asia. We sell software in many other markets in the developing world. These countries have undergone significant political, economic and social change in recent years and the risk of new, unforeseen changes in these countries remains greater than in the United States or Western Europe. In particular, changes in laws or regulations or in the interpretation of existing laws or regulations, whether caused by a change in government or otherwise, could materially adversely affect our business, growth, financial condition or results of operations.

   For example, currently there are no limitations on the repatriation of profits from all of the countries in which we have subsidiaries, but foreign exchange control restrictions, taxes or limitations may be imposed or increased in the future with regard to repatriation of earnings and investments from these countries. If exchange control restrictions, taxes or limitations are imposed, our ability to receive dividends or other payments from affected subsidiaries could be reduced, which may have a material adverse effect on us.

   In addition, corporate, contract, property, insolvency, competition, securities and other laws and regulations in Hungary, Poland, Czech Republic, Romania, Croatia and other countries in Central Europe have been, and continue to be, substantially revised during the completion of their transition to market economies. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined, and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under those laws and regulations in a reasonably timely manner, if at all.

   In addition, transmittal of data by electronic means and telecommunications is subject to specific regulation in most Central European countries. Although these regulations have not had a material impact on our business to date, changes in these regulations, including taxation or limitations on transfers of data across national borders, could have a material adverse effect on our business, growth, financial condition or results of operations.

Because we derive our revenue from a multitude of countries with different currencies, our business is affected by local inflation and foreign exchange rates and policies.

   We attempt to match any assets denominated in a currency with liabilities denominated in the same currency. Nonetheless, substantially all of our indebtedness is denominated in Euro and a significant amount of our expenditures, including the acquisition of ATMs and executive salaries, are made in U.S. dollars. As exchange rates among the U.S. dollar, the Euro and other currencies fluctuate, the translation effect of these fluctuations may have a material adverse effect on our results of operations or financial condition as reported in U.S. dollars. Moreover, exchange rate policies have not always allowed for the free conversion of currencies at the market rate.

   In recent years, Hungary, Poland and the Czech Republic have experienced high levels of inflation. Consequently, these countries' currencies have continued to decline in value against the major currencies of the OECD over this time period. Due to the significant reduction in the inflation rate of these countries in recent years, none of these countries are considered to have a hyper-inflationary economy. Nonetheless, rates of inflation in these countries may continue to fluctuate from time to time. The majority of all three subsidiaries' revenues are denominated in the local currency.

The terms of our certificate of incorporation and by-laws, and of Delaware law generally, may discourage the acquisition of our company and may impede a change in control of our company.

   Among other things, the provisions of our certificate of incorporation and bylaws have the following effects:

    . they classify our board of directors into three classes serving staggered three-year terms,

    . they permit the board of directors, without further stockholder approval, to issue preferred stock, and

    . they prohibit us from engaging in some types of business combinations with interested stockholders.

   These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the market value of our common stock at the time of the offer. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, although we have no present plans to issue any preferred stock.

Our directors and officers, together with the entities with which they are associated, owned about 40% of our common stock as of February 1, 2002, giving them significant control over decisions related to our company.

   This control includes the ability to elect other directors of Euronet and to cast a large block of votes with respect to virtually all matters submitted to a vote of our stockholders. This concentration of control may have the effect of delaying or preventing transactions or a potential change of control of Euronet.

The sale of a substantial amount of our common stock in the public market could materially decrease the market price of our common stock, and about 30% of our outstanding common stock, while not currently traded publicly, could be publicly traded in blocks in the future.

   If a substantial amount of our common stock were sold in the public market, or even targeted for sale, this could have a material adverse effect on the market price of our common stock and our ability to sell common stock in the future. As of February 20, 2002, we had 23,035,994 shares of common stock outstanding of which close to 7 million shares, or about 30%, are not currently traded on the public market. About 4.1 million of these shares are held by persons who may deemed to be affiliates of ours and who would be subject to Rule 144 of the general rules and regulations of the SEC. Rule 144 limits the number of shares that affiliates can publicly sell during each 90-day period. However, over the course of time, these shares have the potential to be publicly traded, perhaps in large blocks. Moreover, some of these shareholders can require us to register transactions to sell their shares, which would permit them to sell shares without regard to the Rule 144 limitations.

An additional 3.7 million shares of common stock could potentially be added to the total outstanding common stock through the exercise of options and warrants. This could dilute the ownership percentage of current stockholders. Also, once they are outstanding, these shares of common stock could be traded in the future and result in a material decrease in the market price of our common stock.

   As of March 31, 2002, we had an aggregate of 3.7 million options outstanding held by our directors, officers and employees, which entitles these holders to acquire an equal number of shares of our common stock on exercise. Of this amount, 2.7 million options are currently vested, which means they can be exercised at any time. These option holders may have a heightened incentive to exercise their options because the current market price of our common stock is higher than the exercise price of most of the options. In addition, we have 390,510 outstanding warrants that can be exercised to receive 405,086 shares of our common stock. Thus, in the aggregate, an additional 4 million shares of common stock could potentially be added to the total current outstanding common stock through the exercise of options and warrants and thereby dilute the ownership percentage of current stockholders.

   Of these 3.7 million total options, an aggregate of 1.9 million options are held by persons who may be deemed to be affiliates of ours and who would be subject to Rule 144. Thus, upon exercise of their options, these affiliates' shares would be subject to the trading restrictions imposed by Rule 144. For the remainder of options, the common stock issued on their exercise would be freely tradeable in the public market. Over the course of time, all of the issued shares have the potential to be publicly traded, perhaps in large blocks.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the shares of our common stock. All proceeds from the sale of these shares will be for the account of the selling stockholders, as described below.

                             SELLING STOCKHOLDERS

   The selling stockholders listed below have acquired the shares in a private placement transaction pursuant to agreements dated between February 1 and February 5, 2002. Under these agreements we agreed to register all of the shares of common stock the selling stockholders purchased in the private placement.

   The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the number of our shares that the selling stockholders beneficially own as of this date, the number of our shares owned by selling stockholders that may be offered for sale from time to time by this prospectus, and the number of our shares the selling stockholders will hold if they sell all of the shares offered by this prospectus.

   We may amend or supplement this prospectus from time to time to update the disclosure provided here.

   The selling stockholders have not held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

                                        Shares                                         Percent of
                                     Beneficially Shares      Shares Owned             Outstanding
Name of Selling Stockholder           Owned/(1)/  Offered After Offering/(1)(2)/ Euronet Stock/(1)(2)(3)/
---------------------------          ------------ ------- ---------------------  -----------------------
AIM Growth Series...................    125,000   125,000               0                    *
Volksbanken KAG.....................     30,000    30,000               0                    *
US Global Equity Fund...............     10,000    10,000               0                    *
Waddell & Reed Investment Management
  Company/(4)/......................  2,211,350   300,000       1,911,350                  8.3
Harrington Wealth Management Company     10,075    10,075               0                    *
Prime Petroleum Profit Sharing Trust     50,000    50,000               0                    *
Lagunitas Partners LP...............     69,000    69,000               0                    *
Gruber & McBaine International......     20,925    20,925               0                    *
John & Linda Gruber.................     10,000    10,000               0                    *

--------
 * Represents less than one percent.
(1) The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Furthermore, the number and percentage are determined based on the number of shares we sold to the selling stockholders in the private placement described above and any other shares owned by these selling stockholders as they have reported to us.
(2) Assumes the sale of all shares offered by this prospectus.
(3) These percentages are based on 23,035,994 shares of our common stock outstanding as of February 20, 2002.
(4) These shares are beneficially owned by one or more open-end investment companies or other managed accounts that are advised by Waddell & Reed Investment Management Company.

                             PLAN OF DISTRIBUTION

   The selling stockholders may offer the shares at various times and from time to time while this registration statement is effective, in one or more of the following transactions:

    . on the Nasdaq Small Cap Market (or the Nasdaq National Market if our listing application is approved),

    .  in the over-the-counter market,

    .  in transactions other than market transactions,

    .  in connection with short sales of shares of our common stock,

    .  by pledge to secure debts or other obligations,

    . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options, or

    .  in a combination of any of the above.

   The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices. In addition, the selling stockholders may sell any shares that qualify for sale under Rule 144 under the Securities Act of 1933 in transactions complying with Rule 144, rather than pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

   In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   The selling stockholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they have acted as agents. Neither we nor the selling stockholders can presently estimate the amount of this type of compensation. We know of no existing arrangements between any selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

   The selling stockholders and any broker-dealers who act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act. These broker-dealers may be acting as brokers, as principals in a riskless principal transaction or as principals engaging in a distribution of the common stock. If there is a material change to the plan of distribution described here, we will file a prospectus supplement or a post-effective amendment to this prospectus, as appropriate, including, if appropriate, naming the broker-dealers acting as underwriters.

   We will pay all of the expenses of the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also agreed to indemnify the selling stockholders and related persons against liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With limited exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of this might affect the marketability of the shares offered.

   This offering will terminate on the earlier of (1) the date on which all selling stockholders may sell all shares then held by them without restriction pursuant to Rule 144 under the Securities Act, or (2) the date on which all shares offered by this prospectus have been sold by the selling stockholders.

   We may suspend sales under this registration statement in some situations. Upon receipt of written notice from us, the selling stockholders must cease using this prospectus until we file and deliver to them a revised prospectus, or until we advise them in writing that the current prospectus may still be used and deliver to them any documents we have filed to incorporate by reference in the current prospectus.

   If we suspend sales under this registration statement, we will use our reasonable efforts to cause the use of the prospectus to be resumed as soon as reasonably practicable within 20 business days of the suspension notice. However, we have the right to delay further sales of shares of our common stock until the conditions or circumstances justifying the suspension have ceased to exist or have been disclosed. We agreed with the selling stockholders that we will not exercise our right to delay sales of shares of our common stock held by them on more than two occasions of a maximum of 45 days each in any 12-month period, unless in our good faith judgment and based on legal advice, the sale of shares under the registration statement would be reasonably likely to cause a violation of, or create liability for us under, the Securities Act or the Exchange Act.

                                 LEGAL MATTERS

   Certain legal matters relating to the validity of the shares offered by this prospectus will be passed upon for us by Shearman & Sterling.

                                    EXPERTS

   The consolidated financial statements of Euronet and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Polska Sp. z o.o., independent public accountants, incorporated by reference herein, and upon the authority of this firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We file reports, proxy statements and other information with the SEC in accordance with the Exchange Act. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the internet at the SEC's World Wide Web site at www.sec.gov.

   We have filed a registration statement on Form S-3 under the Securities Act with respect to our common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

                          INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we have previously filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

   (a) Our annual report on Form 10-K for the fiscal year ended December 31, 2001.

   (b) Our current report on Form 8-K dated January 4, 2002 and amended on January 18, 2002.

   (c) Our proxy statement on Schedule 14A dated April 8, 2002.

   (d) The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on February 21, 1997, including any amendment or report filed for the purpose of updating this description.

   You may request a copy of these filings, at no cost, by writing or calling us at the following address:

                              Euronet Worldwide, Inc.
                              4601 College Boulevard
                              Suite 300
                              Leawood, Kansas 66211
                              (913) 327-4200

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the documents we incorporate by reference may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and
Section 27A of the Securities Act. Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference, including, but not limited to, our annual report on Form 10-K for the year ended December 31, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. These expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

        SEC registration fee................................ $  1,083.88
        Legal fees and expenses............................. $   125,000
        Accounting fees and expenses........................ $    10,000
        Miscellaneous expenses (including printing expenses)       5,000
                                                             -----------
           Total............................................ $141,083.88
                                                             ===========

Item 15.  Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Paragraph 8 of the Registrant's amended certificate of incorporation and Article VII of the Registrant's bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Registrant also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure these persons against certain liabilities, including liabilities under the securities laws.

Item 16.  Exhibits.

Exhibit
Number                                         Description
------                                         -----------
 4.01*   Form of Stock Purchase Agreement between Euronet Worldwide and the selling stockholders.
 5.01*   Opinion of Shearman & Sterling.
23.01*   Consent of Shearman & Sterling (included in Exhibit 5.01).
23.02*   Consent of KPMG Polska Sp. z o.o, independent public accountants.

*Previously filed.

Item 17.  Undertakings.

  A.  Undertaking Pursuant to Rule 415

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

  B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C.  Undertaking in Respect of Indemnification

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kansas City, state of Missouri, on this day of April 18, 2002.

                                          EURONET WORLDWIDE, INC.

                                          By    /S/ MICHAEL J. BROWN
                                             ----------------------------------
                                             Name: Michael J. Brown
                                            Title: Chairman of the Board of
                                                   Directors and Chief
                                                   Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed below by the following persons on the day of April 18, 2002 in the capacities indicated.

             Signature                                      Title
             ---------                                      -----

        /S/ MICHAEL J. BROWN          Chairman of the Board of Directors, Chief
----------------------------------    Executive Officer and Director (principal
          Michael J. Brown            executive officer)

        /S/ DANIEL R. HENRY           Chief Operating Officer, President and Director
----------------------------------
          Daniel R. Henry

                 *                    Director
----------------------------------
       Eriberto R. Scocimara

                 *                    Director
----------------------------------
        Thomas A. McDonnell

                 *                    Director
----------------------------------
       M. Jeannine Strandjord

                 *                    Director
----------------------------------
         Andzrej Olechowski

                 *                    Chief Financial Officer and Chief Accounting
----------------------------------    Officer (principal financial and accounting
           Kendall Coyne              officer)

*BY /S/ MICHAEL J. BROWN
----------------------------------
Michael J. Brown as attorney-in-fact